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                                                                   Exhibit (a)

                         Century Properties Fund XVII

                                                              August 28, 1997


Dear Limited Partner:

                  Enclosed is the Schedule 14D-9 which was filed by Century Properties Fund XVII (the "Partnership") with the Securities and Exchange Commission in connection with an offer (the "Offer") by IPLP Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia," and together with IPLP, IPT and the Purchaser, the "Bidders"), to purchase limited partnership units ("Units") of the Partnership.

                  The Partnership's sole general partner (the "General Partner") is Fox Partners II, a California general partnership and an affiliate of the Bidders. Due to the affiliation between the General Partner of the Partnership and the Bidders, the General Partner is subject to certain conflicts of interest in connection with the response to the Offer.

                  AS A RESULT OF THE EXISTING AND POTENTIAL CONFLICTS OF INTEREST, NEITHER THE PARTNERSHIP NOR THE GENERAL PARTNER EXPRESSES ANY OPINION AS TO THE OFFER AND EACH IS REMAINING NEUTRAL AND MAKING NO RECOMMENDATION AS TO WHETHER UNIT HOLDERS SHOULD TENDER THEIR UNITS IN RESPONSE TO THE OFFER.

                  Limited partners are advised to carefully read the enclosed
Schedule 14D-9.


                                                  Century Properties Fund XVII